UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number: 0-27374
                                                                       ---------
(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: December 31, 1997
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                          Unison HealthCare Corporation
                          -----------------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                         8800 N. Gainey Center Dr., #245
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                            Scottsdale, Arizona 85258
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

Unison HealthCare Corporation (the "Company") previously reported that it continues to experience financial difficulties and has been unsuccessful in its efforts to reduce its cost of capital and operating expenses and provide liquidity. The Company's cashflow shortfalls persist and management is focusing its efforts on improving operations and completing a financial restructuring of the Company. The Company has not reached an agreement with its independent auditors over the terms of the engagement for the audit of the Company's 1997 financial statements. These events have delayed and are expected to continue to delay the preparation of the Company's annual report on Form 10-K for the year ended December 31, 1997.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Nir E. Margalit         (602)                 423-1954
           -------------------------------------------------------------
           (Name)              (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                         [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based upon its unaudited results of operations, the Company recorded a pretax loss of $40.7 million for fiscal year 1997 compared to a pretax loss of $31.8 million in 1996. Impairment losses and restructuring charges amounted to $19 million in 1997 compared to $3.9 million in 1996. Revenues increased 50.8% to $224.2 million due primarily to acquisitions in 1996, net of reductions in revenues for potential Medicare audit adjustments in the amount of $7.0 million. Wages and other operating expenses increased 32.7% to $199.8 million. Interest expense increased from $5.8 million in 1996 to $20.1 million in 1997 due primarily to the sale of $100 million of Senior Notes on October 31, 1996. Depreciation and amortization increased from $4.6 million in 1996 to $10 million in 1997 as a result of acquisitions in 1996. These results are subject to audit adjustments.
                          Unison HealthCare Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 1998             By:  /s/ MICHAEL A. JEFFRIES
                                      ---------------------------------
                                 Name:  Michael A. Jeffries
                                 Title: President and Chief Executive Officer